

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2017

Thomas K. Equels
Chief Executive Officer
Hemispherx Biopharma, Inc.
1617 JFK Boulevard
Philadelphia, PA 19103

> **Re: Hemispherx Biopharma, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 29, 2017**
> **File No. 333-220756**

Dear Mr. Equels:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at (202) 551-5019 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Richard Feiner, Esq.